UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GULFSLOPE ENERGY, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

40273W105
(CUSIP Number)

Ronald A. Bain
2500 City West, Suite 800
Houston, Texas 77042
(281) 918-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
Three Riverway, Suite 1800
Houston, Texas 77056
Tel:  (713) 209-2950
Fax: (713) 659-5302

September 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS Ronald A. Bain I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,548,958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,548,958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,548,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2500 City West, Suite 800, Houston, Texas 77042.

Item 2.  Identity and Background

(a) The name of the person filing this statement is Ronald A. Bain.

(b) The business address of Dr. Bain is 2500 City West, Suite 800, Houston, Texas 77042.

(c) Dr. Bain is the President and Chief Operating Officer of the Issuer.

(d) During the past five years, Dr. Bain has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Dr. Bain was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Bain is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On March 21, 2013, the Issuer, Dr. Bain and the other assignors named therein entered into an assignment and assumption agreement (the “Assignment Agreement”) pursuant to which Dr. Bain assigned his rights, title and interest to an exclusive right to negotiate a license to acquire certain seismic data to the Issuer in exchange for 40,045,555 shares of Common Stock.  In connection with the Assignment Agreement, the Issuer entered into a consulting agreement with Dr. Bain’s affiliate, ConRon Consulting, Inc. (“ConRon”), whereby ConRon agreed to assist the Issuer in the negotiation of a definitive license agreement.  On November 1, 2013, consulting agreement was terminated and the Issuer entered into an employment arrangement with Dr. Bain.

Effective September 6, 2013, Dr. Bain loaned the Company $60,000 from his personal funds and ConRon loaned the Company $140,000 out of its working capital. Both loans were due on demand, accrued interest at an annual rate of 5%, and were convertible into Common Stock at a conversion price of $0.12 per share.  On October 25, 2013, (i) Dr. Bain converted the entire outstanding principal and interest on his convertible note into 503,400 shares of Common Stock, and (ii) ConRon converted $120,000 of the outstanding principal under its note into 1,000,000 shares of Common Stock.  Subsequently, the Company repaid the remaining amount owed pursuant to the ConRon note

The descriptions of the Assignment Agreement and the form of convertible promissory notes contained herein are qualified in their entirety by reference to such agreements, which are incorporated herein by reference.

Item 4.  Purpose of Transaction

Dr. Bain acquired the Common Stock he beneficially owns for investment purposes.  Dr. Bain entered into the Assignment Agreement based upon the Issuer’s intent to engage in the exploration, development, and production of oil and natural gas.  Dr. Bain entered into the loans for the benefit of the Issuer.  Dr. Bain does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Dr. Bain is the beneficial owner of 41,548,958 share of Common Stock, which includes 1,000,000 shares of Common Stock held in the name of ConRon.    The shares of Common Stock beneficially owned by Dr. Bain equal approximately 6.7% of the Issuer’s outstanding shares of Common Stock, based on 624,223,676 shares outstanding as of December 31, 2013, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on February 13, 2014.

(b) Dr. Bain has sole voting power over the 41,548,958 shares of Common Stock beneficially owned by him.

(c) Other than the Assignment Agreement, the convertible notes, the conversion of the convertible notes and the transactions contemplated thereby, Dr. Bain has not affected any transaction in the Issuer Common Stock during the past 60 days.

(d) Dr. Bain’s has no knowledge, that any person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with Dr. Bain.

Item 7.  Material to Be Filed as Exhibits

The following documents are incorporated herein as exhibits:

Exhibit Number	Exhibit Name
1	Assignment and Assumption Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on March 26, 2013

2	Form of Convertible Notes, incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed with the Securities and Exchange Commission on October 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s Ronald A. Bain
Name: Ronald A. Bain

Dated:  February 14, 2014